EXEMPTION REPORT
SEA RULE 17a-5(d)(4)

January 26, 2016

Porter Keadle Moore, LLC
235 Peachtree Street, NE
Suite 1800
Atlanta, GA 30303

To Whom It May Concern:

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d)(4):

BSP Securities, LLC is a broker/dealer registered with the SEC and FINRA. Pursuant to paragraph k(2)(i) of SEA Rule 15c3-3, the Company is claiming an exemption from SEA Rule 15c3-3 for the fiscal year ended December 31, 2015.

The Company has met the identified exemption provisions throughout the most recent fiscal year without exception.

The above statement is true and correct to the best of my and the Company's knowledge.

Signed: _____

Name: Robert Lee Burrows, Jr.

Title: CEO